UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 0-_______

ACTION ENERGY INC.
(Exact name of registrant as specified in its charter)

#300, 435-4TH Avenue S.W.
Calgary, Alberta, Canada, T2P 3A8
(403) 264-1112

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☒

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.  Action Energy Inc., (the “Corporation”) combined with Rolling Thunder Exploration Ltd. (“Rolling Thunder”) through a statutory plan of arrangement effected August 30, 2007. The combined entity continued to operate under the name Action Energy Inc. Rolling Thunder filed a Form 15F dated June 22, 2007 with the Securities and Exchange Commission (the “Commission”) for its Class A Common Shares (the “Rolling Thunder Common Shares”) and combined with the Corporation before the effectiveness of its termination of reporting. Upon the effectiveness of the arrangement, the Corporation's common shares (the “Common Shares”) were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3(a) thereunder, as a successor issuer.

B.  The Corporation, as successor to, and taking into account the reporting history of, Rolling Thunder as permitted by Rule 12h-6(d)(2) under the Exchange Act, has filed all reports required under Exchange Act Section 13(a) and corresponding Commission rules for the 12 months preceding the filing of Form 15F by Rolling Thunder, and has filed at least one annual report under section 13(a) of the Exchange Act. The duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act was suspended immediately upon the filing of Form 15F with the Commission under Rule 12h-6(a).

Item 2. Recent United States Market Activity

The Common Shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A.  The Corporation maintains a listing of the Common Shares on the Toronto Venture Exchange (the “TSX-V”) located in Canada. The TSX-V is the primary trading market for the Common Shares.

B.  The date of initial listing of the Common Shares on the TSX-V was November 27, 2006. The Corporation maintained a listing of the Common Shares on the TSX-V for at least 12 months preceding the filing of Form 15F.

C.  During the 12-month period beginning March 31, 2007 and ending March 31, 2008, trading on the TSX-V constituted 100% of the trading of the Common Shares in on-exchange transactions.

Item 4. Comparative Trading Volume Data

Not Applicable

Item 5. Alternative Record Holder Information

To the Corporation’s knowledge, based on the reports of the Olympia Trust Company as at the close of business on April 7, 2008, there were 25 holders of record resident in the United States of the Common Shares.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.  As a condition to termination of registration or reporting under paragraph (d) of Section 12h-6(h), the Corporation published a notice in the United States disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act on March 25, 2008. A copy of the notice was submitted under cover of a Form 6-K on April 10, 2008.

B.  The notice was disseminated in the United States by Canada Newswire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Corporation will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10. Exhibits

Form 15F filed by Rolling Thunder Exploration Ltd. dated June 22, 2007.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Action Energy Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Action Energy Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Action Energy Inc.

Dated: April 22, 2008

By:	/s/ Kelly Kerr
Name: Kelly Kerr Title: Vice President, Finance and Chief Financial Officer